As Filed with the Securities and Exchange Commission on November 14, 2001


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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                           ---------------------------


                                 AMENDMENT NO. 4
                                       TO
                                 SCHEDULE 13E-3


                        RULE 13e-3 TRANSACTION STATEMENT
(PURSUANT TO SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934 AND RULE 13e-3
                           (SS. 240.13e-3) THEREUNDER)
                           ---------------------------

                      KRUPP REALTY LIMITED PARTNERSHIP - IV
                                (Name of Issuer)
                           ---------------------------
                      KRUPP REALTY LIMITED PARTNERSHIP - IV
                    THE KRUPP COMPANY LIMITED PARTNERSHIP-II
                              THE KRUPP CORPORATION
                         WALDEN POND LIMITED PARTNERSHIP
                            WALDEN POND TEXAS, L.L.C.
                             WPT LIMITED PARTNERSHIP
                               KRF GP CORPORATION
                                  DOUGLAS KRUPP
                                  GEORGE KRUPP
                      (Name of Person(s) Filing Statement)
                           ---------------------------
                       INVESTOR LIMITED PARTNERSHIP UNITS
                         (Title of Class of Securities)
                           ---------------------------
                                   501128 20 1
                      (CUSIP Number of Class of Securities)
                           ---------------------------
                            SCOTT D. SPELFOGEL, ESQ.
                               THE BERKSHIRE GROUP
                                ONE BEACON STREET
                           BOSTON, MASSACHUSETTS 02108
                                 (617) 574-8385
       (Name, Address and Telephone Number of Person Authorized to Receive
       Notices and Communications on Behalf of Person(s) Filing Statement)
                           --------------------------
                                 WITH COPIES TO:

                           MICHELE R. JENKINSON, ESQ.
                    PAUL, WEISS, RIFKIND, WHARTON & GARRISON
                           1285 AVENUE OF THE AMERICAS
                          NEW YORK, NEW YORK 10019-6064
                                 (212) 373-3000

This statement is filed in connection with (check appropriate box):

         a. [X] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

         b. [_] The filing of a registration statement under the Securities Act of 1933.

         c. [_]   A tender offer.

         d. [_]   None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [_]

                           ---------------------------

                            CALCULATION OF FILING FEE
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Transaction Valuation: $12,800,000       Amount of filing fee: $2,560
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--   The amount of the filing fee, calculated in accordance with Regulation
     240.0-11 of the Securities Exchange Act of 1934, equals one fiftieth of one percentum of the aggregate amount of cash to be received by the issuer ($12,800,000) in connection with the disposition of assets that is the subject of the solicitation materials to which this Schedule 13E-3 relates.

[X] CHECK BOX IF ANY PART OF THE FEE IS OFFSET BY RULE 0-11(A)(2) AND IDENTIFY THE FILING WITH WHICH THE OFFSETTING FEE WAS PREVIOUSLY PAID. IDENTIFY THE PREVIOUS FILING BY EITHER A REGISTRATION STATEMENT NUMBER, OR THE FORM OR SCHEDULE AND THE DATE OF ITS FILING.

Amount Previously Paid: $2,560
Form or Registration No.: SCHEDULE 14A
Filing Parties: KRUPP REALTY LIMITED PARTNERSHIP - IV
Date Filed: August 8, 2001

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         This Rule 13E-3 Transaction Statement (the "Statement") is being filed jointly by Krupp Realty Limited Partnership - IV, a Massachusetts limited partnership (the "Partnership"), The Krupp Company Limited Partnership-II, a Massachusetts limited partnership ("KCLP"), The Krupp Corporation, a Massachusetts corporation ("Krupp Corp"), Walden Pond Limited Partnership, a Delaware limited partnership, Walden Pond Texas, L.L.C., a Texas limited liability company, WPT Limited Partnership, an Illinois limited partnership, KRF GP Corporation, a Massachusetts corporation, Douglas Krupp and George Krupp in connection with a proposal submitted to holders of investor limited partnership units ("Units") of the Partnership. KCLP and Krupp Corp, each a general partner of the Partnership, submitted to Unit holders a proposal (1) to approve the sale of Walden Pond Apartments, one of the Partnership's real estate investments, to an affiliate of the general partners, and (2) to approve an amendment to the Partnership's partnership agreement to permit the sale (items (1) and (2) will be considered one proposal and referred to herein as the "Sale Proposal").


ITEM 15.          ADDITIONAL INFORMATION.

         Item 15 is hereby amended and supplemented as follows:

         At a special meeting of investor limited partnership unitholders of the Partnership held on November 12, 2001, the unitholders approved the sale of Walden Pond Apartments to Walden Pond Limited Partnership, an affiliate of the general partners of the Partnership, and approved an amendment to the Partnership's partnership agreement to permit the sale. On November 14, 2001, such sale was consummated pursuant to the Purchase and Sale Agreement, dated as of November 12, 2001, by and between the Partnership and Walden Pond Limited Partnership, and the amendment to the Partnership's partnership agreement to permit the sale was executed.



ITEM 16.          EXHIBITS.

EXHIBIT NO.                DESCRIPTION
-----------                -----------


(d) Purchase and Sale Agreement dated as of November 12, 2001 by and between Krupp Realty Limited Partnership - IV and Walden Pond Limited Partnership.


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                                    SIGNATURE


         After due inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.



Dated as of: November 14, 2001



                                   KRUPP REALTY LIMITED PARTNERSHIP - IV

                                   By:  The Krupp Corporation,
                                        a general partner


                                   By:  /s/ Douglas Krupp
                                        ---------------------------------------
                                        Name:   Douglas Krupp
                                        Title:  Co-Chairman of the Board of
                                                Directors



                                   THE KRUPP COMPANY LIMITED PARTNERSHIP-II

                                   By:  The Krupp Corporation,
                                        a general partner


                                   By:  /s/ Douglas Krupp
                                        ---------------------------------------
                                        Name:   Douglas Krupp
                                        Title:  Co-Chairman of the Board of
                                                Directors



                                   THE KRUPP CORPORATION


                                   By:  /s/ Douglas Krupp
                                        ---------------------------------------
                                        Name:   Douglas Krupp
                                        Title:  Co-Chairman of the Board of
                                                Directors



                                   WALDEN PONDS LIMITED PARTNERSHIP

                                   By:  Walden Pond Texas, L.L.C.,
                                        its general partner


                                   By:  /s/ Douglas Krupp
                                        ---------------------------------------
                                        Name:   Douglas Krupp
                                        Title:  Co-Chairman of the Board of
                                                Directors



                                   WALDEN POND TEXAS, L.L.C.

                                   By:  WPT Limited Partnership,
                                        its sole member


                                   By:  /s/ Wayne H. Zarozny
                                        ---------------------------------------
                                        Name:   Wayne H. Zarozny
                                        Title:  Vice President


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                                   WPT LIMITED PARTNERSHIP

                                   By:  KRF GP Corporation,
                                        its general partner


                                   By:  /s/ Wayne H. Zarozny
                                        ---------------------------------------
                                        Name:   Wayne H. Zarozny
                                        Title:  Vice President



                                   KRF GP CORPORATION


                                   By:  /s/ Wayne H. Zarozny
                                        ---------------------------------------
                                        Name:   Wayne H. Zarozny
                                        Title:  Vice President



                                   /s/ Douglas Krupp
                                   --------------------------------------------
                                   DOUGLAS KRUPP



                                   /s/ George Krupp
                                   --------------------------------------------
                                   GEORGE KRUPP

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                                  EXHIBIT INDEX


EXHIBIT NO.                DESCRIPTION
-----------                -----------


(d) Purchase and Sale Agreement dated as of November 12, 2001 by and between Krupp Realty Limited Partnership - IV and Walden Pond Limited Partnership.